SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
AMENDMENT NO. 25

Southwest Royalties, Inc. Income Fund VI
(Name of Issuer)

Limited Partnership Interests
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

L. Paul Latham
Southwest Royalties, Inc.
6 Desta Drive, Suite 6500
Midland, Texas 79705-5510
(432) 682-6324
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  □

CUSIP No. Not Applicable

(1)	Names of Reporting Persons	Southwest Royalties, Inc.

(2)	Check the Appropriate Box	(a)
	if a Member of a Group	(b) ☒

(3)	SEC Use Only

(4)	Source of Funds	WC

(5)	Check if Disclosure of Legal
Proceedings is Required
	Pursuant to Items 2(d) or 2(e)	Not Applicable

(6)	Citizenship or Place of Organization	Delaware corporation

Number of Shares/Units Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power	10,837.4 Units

(8)	Share Voting Power	None

(9)	Sole Dispositive Power	10,837.4 Units

(10)	Shared Dispositive Power	None

(11)	Aggregate Amount Beneficially
	Owned by Each Reporting Person	10, 837.4 Units

(12)	Check if the Aggregate Amount
	in Row (11) Excludes Certain Shares	Not Applicable

(13)	Percent of Class Represented
	by Amount in Row (11)	54.2% of class of 20,000 Units

(14)	Type of Reporting Person	CO (Managing General Partner of Issuer)

Item 1.	Type of Security:	Limited Partnership Interests ("Units")

	Name of Issuer:	Southwest Royalties, Inc. Income Fund VI

	Address of Issuer's Principal	6 Desta Drive, Suite 6500
	Executive Offices:	Midland, Texas 79705-5510

Item 2(a).	Name of Person Filing:	Southwest Royalties, Inc.

Item 2(b).	Address of Principal	6 Desta Drive, Suite 6500
	Business Office:	Midland, Texas 79705-5510

Item 2(c).	Present Occupation:	Not Applicable

Item 2(d).	Criminal Convictions:	None

Item 2(e).	Civil Securities Laws
	Injunctions or Prohibitions:	None

Item 2(f).	Citizenship:	Delaware, U.S.A.

Item 3.	Source of Funds:	Working capital of the Reporting Person.

Item 4.	Purpose of Transactions:

The Reporting Person satisfied the requirements of the Right of Presentment contained in the Issuer's Agreement of Limited Partnership whereby the Reporting Person, as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price.

Item 5.	Interest in Securities:

The Reporting Person, which is the Managing General Partner of the Issuer, holds a total of 10,837.4 Units of limited partnership interests over which it has sole voting and dispositive powers.  These Units represent 54.2% of the total 20,000 Units which are issued and outstanding.  The purchase transactions which resulted in the ownership of the Reporting Person increasing from 53.2% to 54.2% occurred between July 1, 2009 and September 17, 2010 when the Reporting Person purchased an additional 190 Units as part of the Issuer's Right of Presentment program.  The price per unit ranged from $192.00 to $426.67.

Item 6.	Contracts, Arrangements, Undertakings
or Relationships with Respect
	to Securities of the Issuer:	Not Applicable

Item 7.	Material to Be Filed as Exhibits:	Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2010	By:	/s/ L. Paul Latham
L. Paul Latham, President and
Chief Executive Officer,
of Southwest Royalties, Inc.
the Managing General Partner